                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                          THE SPORTS AUTHORITY, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

 Options to purchase the common stock of The Sports Authority, Inc., $0.01 par value
                        (Title of Class of Securities)

                                   849176102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 Frank W. Bubb
             Senior Vice President, General Counsel and Secretary
                          The Sports Authority, Inc.
                            3383 North State Road 7
                         Ft. Lauderdale, Florida 33319
                                (954) 735-1701
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                           behalf of filing person)

                                   Copy to:
                           George G. Yearsich, Esq.
                          Morgan, Lewis & Bockius LLP
                              1800 M Street, N.W.
                            Washington, D.C. 20036
                                (202) 467-7255

                           CALCULATION OF FILING FEE
                Transaction valuation*           Amount of filing fee
                     $243,234.00                       $48.65

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 324,498 shares of common stock of The Sports Authority, Inc. will be tendered for a maximum aggregate cash payment of $243,235.00 under the terms of the Offer to Purchase Options. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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     [X] Check the box if any part of the fee is offset as provided by Rule 0-
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:      $48.65
Form or Registration No.:    Schedule TO-I, File No. 5-43545
Filing party:                The Sports Authority, Inc.
Date filed:                  September 7, 2001


     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third-party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Introduction

This Amendment No 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2001 (the "Schedule TO") relating to the offer to purchase eligible options by The Sports Authority, Inc. ("The Sports Authority").

Item 4.  Terms of the Transaction.

The offer expired at 5:30 p.m., Eastern Time, on October 5, 2001. Pursuant to the offer, The Sports Authority has accepted for cancellation 285,273 options to purchase shares of common stock. This number represents approximately 88% of the outstanding eligible options.

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Item 11  Additional Information.

The first sentence of the first paragraph of Section 16 of the Offer to Purchase Options, previously filed as Exhibit (a)(1)(i) to the Schedule TO, is hereby revised to read in its entirety as follows:

     This Offer to Purchase Options and our SEC reports referred to above include forward-looking statements.

Item 12.  Exhibits.

     (a)(1)(i) Offer to Purchase Options, dated August 29 2001.*

     (a)(1)(ii) Form of Election to Tender Eligible Options.*

     (a)(1)(iii) Letter to The Sports Authority Eligible Employee Option Holders. *

     (a)(1)(iv) Letter Accepting Tendered Options.

     (a)(5)(i) The Sports Authority's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

     (b) The Amended and Restated Loan and Security Agreement, dated August 3, 2000, between Fleet Retail Finance Inc., as Agent for the Lenders referenced therein, and The Sports Authority and its wholly-owned U.S. subsidiaries, filed as Exhibit 10.1 to the Form 10-Q for the second quarter of 2000, and the amendment to that Agreement, dated as of June 8, 2001, filed as Exhibit 10.1 to the Form 10-Q for the first quarter of 2001, and incorporated herein by reference.

     (d)(1) The Sports Authority, Inc. Salaried Employees' Stock Option and Stock Award Plan, filed as Exhibit 99.1 to the Form S-8 registration statement filed by The Sports Authority on March 2, 2001 (File No. 333-56484), and incorporated herein by reference.

     (d)(2) The Sports Authority, Inc. 2000 Stock Option and Stock Award Plan, filed as Exhibit A to the Definitive Proxy Statement on Schedule 14A filed by The Sports Authority on April 28, 2000 (File No. 001-13426), and incorporated herein by reference.

     (d)(3) The Sports Authority, Inc. Director Stock Plan, filed as Exhibit
     10.1 to the Form 10-Q for the third quarter of 2000, and incorporated herein by reference.

__________________

* Previously filed as an exhibit to The Sports Authority's Schedule TO-I (File No. 5-43545) filed with the Securities and Exchange Commission on September 7, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.


                                             THE SPORTS AUTHORITY, INC.


                                             /s/ Martin E. Hanaka
                                             ---------------------------
                                             Martin E. Hanaka
                                             Chief Executive Officer

Date: October 9, 2001

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                               Index to Exhibits

Exhibit
Number         Description

(a)(1)(i)      Offer to Purchase Options, dated August 29, 2001.*

(a)(1)(ii)     Form of Election to Tender Eligible Options.*

(a)(1)(iii)    Letter to The Sports Authority Eligible Employee Option Holders.*

(a)(1)(iv)     Letter Accepting Tendered Options.

(a)(5)(i) The Sports Authority's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

(b) The Amended and Restated Loan and Security Agreement, dated August 3, 2000, between Fleet Retail Finance Inc., as Agent for the Lenders referenced therein, and The Sports Authority and its wholly-owned U.S. subsidiaries, filed as Exhibit 10.1 to the Form 10-Q for the second quarter of 2000, and the amendment to that Agreement, dated as of June 8, 2001, filed as Exhibit 10.1 to the Form 10-Q for the first quarter of 2001, and incorporated herein by reference.

(d)(1) The Sports Authority, Inc. Salaried Employees' Stock Option and Stock Award Plan, filed as Exhibit 99.1 to the Form S-8 registration statement filed by The Sports Authority on March 2, 2001 (File No. 333-56484), and incorporated herein by reference.

(d)(2) The Sports Authority, Inc. 2000 Stock Option and Stock Award Plan, filed as Exhibit A to the Definitive Proxy Statement on
               Schedule 14A filed by The Sports Authority on April 28, 2000 (File No. 001-13426), and incorporated herein by reference.

(d)(3)         The Sports Authority, Inc. Director Stock Plan, filed as Exhibit
               10.1 to the Form 10-Q for the third quarter of 2000, and incorporated herein by reference.

_____________________

* Previously filed as an exhibit to The Sports Authority's Schedule TO-I (File No. 5-43545) filed with the Securities and Exchange Commission on September 7, 2001.

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